Mail Stop 3561

April 23, 2007

George A. Schreiber, Jr.
Semco Energy, Inc.
1411 Third Street, Suite A
Port Huron, Michigan 48060

      Re: **Semco Energy, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed March 30, 2007
               File No. 1-15565

Dear Mr. Schreiber:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinions of Our Financial Advisors, page 30

1. We note the disclosure under the caption "Miscellaneous" on page 35 indicating that you have agreed to pay Credit Suisse an aggregate fee of approximately $7.0 million for its financial advisory services in connection with the transaction. We also note that a portion of this amount was paid in connection with the exchange agreement and a significant portion is contingent upon the consummation of the exchange. Please revise this disclosure to clearly state the amount that has been paid and the amount that is contingent upon the consummation of the exchange.

2. We note that BB&TCM has rendered an opinion that the Preferred Stock Exchange Consideration has a fair value that is not less than the fair value of the Series B Preferred Stock. Please revise your discussion of the summary of financial analyses to elaborate upon how these analyses assisted BB&TCM in arriving at its opinion. For example, we presume that the Comparison of Transaction Consideration to Historical Prices analysis relates solely to the separate opinion BB&TCM provided as to the fairness of the Common Stock Exchange Consideration, however, it is not clear which of these analyses, if any, relates to the opinion rendered for the Series B Preferred Stock Consideration and how such analyses assisted BB&TCM in arriving at its opinion. If none of the financial analyses you have summarized assisted BB&TCM in arriving at its opinion as it relates to the Series B Preferred Stock, please elaborate upon the financial analyses relied upon in arriving at its opinion.

The Exchange Agreement, page 57

3. We note your disclosure that the Exchange Agreement is "not intended to be a source of factual, business or operational information about us, Cap Rock Holding or parent." We further note your disclosure that the representations and warranties in the Exchange Agreement "should not be relied upon by any other person" and that the representations and warranties were made "solely for the purposes of the contract between us and Cap Rock Holding and Parent…." Please revise to remove any potential implication that the referenced Exchange Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Benson, Attorney Advisor, at (202) 551-3335, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (804) 698-5169